

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Mr. Geoffrey R. King
Vice President and Chief Financial Officer
Abraxas Petroleum Corporation
18803 Meisner Drive
San Antonio, Texas 78258

> **Re:** **Abraxas Petroleum Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 001-16071**

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

General

Glossary of Terms, page 2

1.   We note the defined terms relating to "proved reserves", "probable reserves", "possible reserves", "proved developed reserves" and "proved undeveloped reserves" do not appear to precisely coincide with the current definitions set forth in Rule 4-10(a) of Regulation S-X. Please revise all such terms presented in your Glossary to be consistent with the current definitions set forth in Rule 4-10(a) of Regulation S-X.

Business, page 5

Markets and Customers, page 6

2.   We note your disclosure that "two purchasers accounted for approximately 49% of [y]our oil and gas sales." Accordingly, please name such customers or explain why the names of such customers are not required to be included. See Item 101(c)(vii) of Regulation S-K.

Properties, page 27

Exploratory and Development Acreage, page 27

3.   The disclosure relating to the material concentrations of your expiring undeveloped acreage appears to be limited to an analysis of such acreage only for 2014. Please expand your disclosure to include the minimum remaining terms of leases and concessions of all acreage to comply with Item 1208(b) of Regulation S-K.

Reserves Information, page 28

4.   Please expand your disclosure to indicate the extent to which DeGolyer and MacNaughton was responsible for preparing the estimates of probable and possible reserves presented in the table on page 29.

5.   We note that your tabular disclosure on page 29 includes an aggregation of proved, probable, and possible reserves. Please revise to conform to the guidance in Item 1202(a)(2) of Regulation S-K, also the answer to Question 105.01, under Section 105, in our Compliance and Disclosure Interpretations (C&DIs), available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Proved Undeveloped Reserves, page 30

6.   Please expand your disclosure relating to the changes in proved undeveloped reserves that occurred during the year to include the reasons for material changes, such as the changes attributable to extensions, discoveries and other additions, to accompany the quantitative information that is also required by Item 1203(b) of Regulation S-K.

7.   We note that the addition of 11,058 MBoe in proved undeveloped reserves related to extensions, discoveries and other additions appears to represent a material addition for which you should provide a discussion of the technologies used to establish reasonable certainty to comply with Item 1202(a)(6) of Regulation S-K.

8.   Please expand your disclosure to provide the total dollar amounts of the capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

9.   Tell us the extent to which your proved undeveloped reserves as of December 31, 2013 will not be developed within five years of the initial disclosure of these reserves and submit the revisions that you propose to clarify your disclosure in this regard. If material amounts of proved undeveloped reserves will remain undeveloped for five years or more after their initial disclosure also explain the reasons.

        Please refer to Item 1203(d) of Regulation S-K and the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Oil and Gas Production, Sales Prices and Production Costs, page 31

10.   Please expand the tabular disclosure on page 32 to include the production, by final product sold, for each field that contains 15% or more of your total proved reserves based on oil-equivalent-barrels, to comply with Item 1204(a) of Regulation S-K.

Exhibits

11.   Please tell us what consideration you have given to filing as exhibits under Item 601(b)(10) your real estate lien note and the note by Raven Drilling, LLC with respect to the rig loan agreement dated September 19, 2011 that was finalized February 14, 2012.

Financial Statements

Note 15-Supplemental Oil and Gas Disclosures (Unaudited), page F-29

Estimated Quantities of Proved Oil and Gas Reserves, page F-30

12.   Please expand your disclosure to explain the reasons for the significant changes in your proved reserves, such as those relating to the additions from extensions and discoveries for the periods ending December 31, 2011, 2012 and 2013, to comply with FASB ASC paragraph 932-235-50-5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699, with questions regarding engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief